December 29, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	reAlpha Tech Corp.
Registration Statement on Form S-11
Filed December 29, 2023
File No. 333-276334

Acceleration Request
Requested Date: Wednesday, January 3, 2024
Requested Time: 5:00 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-11 (File No. 333-276334) (the “Registration Statement”) to become effective on Wednesday, January 3, 2024, at 5:00 p.m. Eastern Time, or as soon thereafter as possible, or at such later time as the Registrant or its outside counsel, Mitchell Silberberg & Knupp LLP, may orally request via telephone call to the staff.

Once the Registration Statement has been declared effective, please orally confirm that event with our outside counsel by calling Blake Baron at (917) 546-7709.

Very truly yours,

reAlpha Tech Corp.

By:	/s/ Giri Devanur
Giri Devanur
Chief Executive Officer

reAlpha Tech Corp. – 6515 Longshore Loop, Suite 100, Dublin, OH 43017– Tel: 707.732.5742